UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

THE IFRS FINANCIAL RESULTS INCLUDED IN EXHIBIT 99.1 OF THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Explanatory Note

This Report of Foreign Private Issuer on Form 6-K/A of Ellomay Capital Ltd. is submitted for the purpose of replacing certain results inadvertently included in the “Operating Segments” table appearing on page 16 of Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on July 1, 2024 (the “Original Report”). The corrections are as follows: (1) in the column titled “Dorad”: Revenues – €14,392 instead of €64,139, Operating expenses – €(10,290) instead of €(47,444), Depreciation expenses – €(1,308) instead of €(5,704), Gross profit (loss) – €2,794 instead of €10,991 and Adjusted gross profit (loss) – €2,794 instead of €10,991, (2) in the column titled “Total reportable segments”: Revenues – €22,923 instead of €72,670, Operating expenses – €(14,936) instead of €(52,090), Depreciation expenses – €(5,386) instead of €(9,782), Gross profit (loss) – €2,601 instead of €10,798 and Adjusted gross profit (loss) – €971 instead of €9,168 and (3) in the column titled “Reconciliations”: Revenues – €(14,680) instead of €(64,427), Operating expenses – €10,373 instead of €47,527, Depreciation expenses – €1,331 instead of €5,727, Gross profit (loss) – €(2,976) instead of €(11,173) and Adjusted gross profit (loss) – €(1,346) instead of €(9,543).

The amended Exhibit 99.1 is attached hereto and incorporated by reference herein. Except as so amended, the Original Report remains as originally submitted.

Exhibit Index

Exhibit 99.1	Press Release: “Ellomay Capital Reports Results for the Three Months Ended March 31, 2024,” as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: July 5, 2024

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